P.E. 1/1/02

02012211

RECD S.E.C.
JAN 28 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI GOLDFIELDS

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **28 JANUARY 2002**

PRODUCTION RESULTS

2001 was a year of strong operating performance for Ashanti

1 Highlights

- Total gold production of 1,656,784 ounces
- Unaudited cash operating costs per ounce of US$189, broadly in line with last year
- Geita achieved excellent first full year gold production
- Iduapriem mine achieved record gold production
- All operating mines attained superior NOSA safety ratings
- High-grade mineralisation intersected at a depth of 1,800 metres at Obuasi

2 Overview

Ashanti's operations continued with a strong performance in 2001. The Group's total 2001 gold production of 1,656,784 ounces at an unaudited cash operating cost of US$189 per ounce compares with the previous year's 1,737,264 ounces produced at a cash operating cost of US$187 per ounce. Total gold production in 2001 reduced mainly due to the closure of surface mining operations at Obuasi, complete cessation of operations at Ayanfuri and a 50% share of Geita's production which is now attributed to AngloGold, Ashanti's JV partner. In 2001, management continued to focus on improving safety, operational and cost efficiencies while enhancing production sustainability through the implementation of key strategic initiatives.

The Group safety performance was maintained at world class levels throughout the year and the lost time injury frequency rate (LTIFR) for 2001 of 0.58 injuries per 200,000 hours worked compared with 0.52 in 2000. This low injury rate reflects the commitment of the Company to safeguard the welfare of its employees and to maintain world class safety standards. During 2001, all the operating mines were highly rated by the National Occupational Safety Association of South Africa (NOSA). Obuasi and Siguiri obtained Four and Five-Star ratings respectively while Iduapriem and Bibiani maintained their

respective Four and Five-Star ratings. Geita and Freda-Rebecca were awarded Four-Star Integrated NOSA ratings, the former receiving an ISO 14001 rating as well.
A summary of 2001 production from the operations is set out in the table below.

Production Summary

Production Ounces	*3 months to 31 December 2001*	*3 months to 31 December 2000*	*12 months to 31 December 2001*	*12 months to 31 December 2000*
Obuasi				
Underground	*124,776*	*124,572*	*485,452*	*493,926*
Surface	-	*708*	-	*103,306*
Tailings	*9,647*	*11,859*	*42,999*	*43,756*
Obuasi Total	*134,423*	*137,139*	*528,451*	*640,988*
Ayanfuri	-	*6,417*	*11,517*	*36,316*
Iduapriem	*55,443*	*46,693*	*205,130*	*193,868*
Bibiani	*66,697*	*66,125*	*253,052*	*273,711*
Siguiri	*62,551*	*63,644*	*283,199*	*303,381*
Freda-Rebecca	*21,060*	*32,923*	*102,654*	*112,164*
Geita *	*69,043*	*85,339*	*272,781*	*176,836*
Group Total	*409,217*	*438,280*	*1,656,784*	*1,737,264*

* 2001 – 50% ; 2000 – 100%

3 Operations

Details of the production performance for the fourth quarter and full year 2001 for each operating mine are contained in the tables at the end of this report (the Appendix).

The main features of the Group's operations during 2001 were:

- The underground mine was the only source of primary ore at Obuasi
- Ashanti's portion of gold production from the Geita mine reduced to 50% with the other 50% attributable to AngloGold as per the sale announced at the end of 2000
- Mining on the old Iduapriem ore blocks was completed and all mine production now comes from the higher grade Teberebie blocks which were acquired from Pioneer Goldfields Inc in 2000
- Mining operations were completed at Ayanfuri at the end of the second quarter and the mine closure is being implemented

3.1 Obuasi

Production and Costs Obuasi's production for the fourth quarter was 134,423 ounces compared with 137,139 ounces achieved in the fourth quarter of 2000. Underground production for the quarter was 619,000 tonnes compared with 589,000 tonnes in the corresponding period last year. The mined grade for the quarter was 8.10 g/t, an improvement on the 7.79 g/t achieved in the fourth quarter of 2000.

For the year 2001, Obuasi produced 528,451 ounces compared with 640,988 in 2000 when surface mining at Obuasi contributed to production figures. The PTP and OTP were also closed during the year. These factors affected the year's production.

Underground Mining Underground mining operations contributed 2,507,000 tonnes, 7% greater than the 2,348,000 tonnes hoisted in 2000. The grade for the year of 7.90 g/t was marginally better than the 7.87 g/t achieved in 2000. During 2001, productivities from the main mechanised stoping areas were improved by the introduction of new trucks and improved designs. In addition, fully developed reserves have been increased, providing greater operational flexibility.

The major underground project work in 2001 included further development, support and track installation on the high-volume railway system at the 41 Level main haulage. Development is now complete through to the Brown Sub-Vertical Shaft (BSVS) in the south of the mine and to Blocks 5 and 6 in the north. The BSVS was dewatered to allow the commencement of equipping activities in 2002. The Sansu Ventilation Shaft was commissioned whilst surface civil works for the 300 South Ventilation raise was completed and raisebore piloting commenced. The development of the spillage decline to the bottom of the Kwesi Mensah Shaft (KMS) was completed, as was excavation and support of the Kwesi Renner Shaft crusher station. A new pump station was constructed and commissioned on 8 Level in the north of the mine, significantly improving mine pumping capacity and water control.

Surface Mining Apart from ongoing surface rehabilitation work on landscaping and revegetating the old pits and waste dumps, there was no surface mining activity at Obuasi in 2001.

Processing A total of 4.06 million tonnes was processed compared with 5.33 million tonnes in 2000. The PTP and OTP remained on care and maintenance whilst clean up operations were undertaken. At the STP, new flotation cleaner cells were introduced resulting in an increase in the concentrate grade from around 55 g/t to 85 g/t. Accompanying the increase in precious metal grade has been an increase in the sulphur grade of the concentrates which has enhanced the BIOX® process. The net result of this plant modification is a reduction in concentrate tonnage throughput, an increase in BIOX® residence time, and a significant reduction in reagent consumption, resulting in reduced operating costs. Gold production from STP was 482,982 ounces from the processing of 2.39 million tonnes of ore at a grade of 7.53 g/t and a plant recovery of 83.5%. This compares with 412,824 ounces from 2.47 million tonnes at a grade of 6.32 g/t and a recovery of 82.1% in 2000.

Throughput at the Tailings Treatment Plant (TTP) was 1.67 million tonnes compared with 1.83 million tonnes in 2000. Recovery at 32.7% was an improvement on the 31.1% achieved in 2000. Despite the 9% reduction in processed tonnage, 42,999 ounces were recovered compared with 43,756 ounces the previous year. The reduced tonnage throughput resulted from mechanical problems with pumps and excavators in the second half of the year.

Exploration As was the case in 2000, the main objectives of the underground diamond drilling programme were the upgrading of the resource status across the mine and the delineation of new resources in the south section above 41 Level, the north section of the mine above 20 Level and below 50 Level across the base of mine between the Adansi and BSVS. In the south, promising intersections were obtained in the previously weak East

Lode and at Sansu. Drilling below 50 Level provided consistently good results across strike showing that mineralisation extended down to the deepest levels drilled. Several plus 20 g/t intersections over mineable widths were made in quartz material down to 56 Level in the vicinity of the Kwesi Mensah Shaft. The most significant intersection occurred at 62 Level below the KMS, where 13.3 metres of quartz with visible gold assayed 66 g/t. This hole confirmed the down dip extension of the ore body to at least some 400 metres below the 1600 metres elevation, currently the deepest level of the existing mine infrastructure.

3.2 Ayanfuri

As indicated in last year's report, production continued at Ayanfuri on a reduced scale for the first half of the year as some small deposits were extracted and old pits cleaned up. Ayanfuri produced a total of 11,517 ounces in 2001. Mining however, ceased at the end of the second quarter.

3.3 Iduapriem (80% equity)

Gold production for 2001 was a record 205,130 ounces, exceeding the previous year's record of 193,868 ounces by 6%.

Ore mined in 2001 of 4.85 million tonnes was approximately the same as the previous year, with the mined grade at 1.58 g/t being 26% higher than the 1.25 g/t achieved in 2000. The higher grades resulted from mining of the Teberebie ore blocks. Waste mined was 13.8 million tonnes, compared with 15.0 million tonnes in 2000. During the year, mining operations on the Iduapriem blocks were completed.

Gold production from the Carbon-in-Leach (CIL) plant increased to 158,103 ounces from 128,374 ounces in 2000. This was largely due to the increased feed grade of 1.92 g/t compared with 1.58 g/t in 2000. Mill throughput and plant recovery were 1.5% and 1.3% higher respectively than in 2000. Heap leach gold production was 47,027 ounces compared with 38,518 ounces in 2000. The higher heap leach gold production was due to a 16% increase in tonnage and a 17% increase in stacked grade. Recovery at 61.7% compares with 67.5% the previous year, reflecting the harder and less leachable nature of the lower grade heap leach ore coming from the Teberebie pits.

During 2001, a feasibility study was undertaken on upgrading the plant capacity to 4.0 million tonnes per annum from its present 2.9 million tonnes per annum in order to reduce unit costs. The project includes the installation of an additional SAG mill, upgrading of the elution circuit, conversion from CIL to Carbon-in-Pulp (CIP), relocation of crushing facilities to a larger crusher which is already operational close to the Teberebie pits and the installation of an overland conveyor to transfer crushed ore to the Iduapriem processing plant. The results of the study are positive, indicating improved cash flows and ore reserves. The project is presently at the approval stage and is expected to be completed during 2002.

3.4 Bibiani

Bibiani produced 253,052 ounces during 2001 compared with 273,711 ounces the previous year. Reduced mill feed grade and lower plant recovery accounted for the reduction in gold production at the mine.

Milled throughput for the year was 2.77 million tonnes at a feed grade of 3.46 g/t compared to 2.76 million tonnes at 3.70 g/t the previous year. As was the case in previous years, the reconciliation between the reserve model and the actual mined grade and tonnage showed a positive variance and the operation continues to exceed performance levels predicted in the feasibility study and mine plan. Metallurgical recovery in 2001 decreased to 83.7% from 86.7% in 2000. This was due to the processing of more refractory ore types during the second half of the year.

During the year, the evaluation of a trackless underground mining operation to exploit extensions of the open pit resources at depth continued but was not finalised. This work will continue in 2002. In 2001 a small deposit, Mpesetia, containing 30,000 reserve ounces was acquired and approvals to mine this ore and truck it to Bibiani are presently being obtained.

3.5 Siguiri – Guinea (85% equity)

In 2001, Siguiri produced a total of 283,199 ounces compared with 303,381 ounces in 2000. Production was impacted by lower than expected metallurgical recovery from the stacked material during the year.

A total of 8.52 million tonnes of ore was mined compared to 10.80 million tonnes in 2000 and the heap leach plant processed a total of 9.06 million tonnes grading 1.33 g/t compared with 8.88 million tonnes at 1.34 g/t the previous year.

Apparent plant recovery for the year reduced to 73.1% from 79.3% in 2000. This was largely due to solution reticulation and third layer stacking problems which resulted in lower than anticipated leach rates. During 2001, steps were taken to solve these problems. The third layer stacking was suspended, the solution management system was upgraded and the controls on blending the lateritic and saprolitic ore types were improved.

3.6 Freda-Rebecca – Zimbabwe

Full year production in 2001 was 102,654 ounces compared with 112,164 ounces in 2001.

Underground production for the year of 1.16 million tonnes was 11% higher than the 1.04 million tonnes achieved in 2000. Some 56,000 tonnes of open pit oxide ore were also extracted from the Phoenix Prince pit adjacent to the processing plant.

Processed tonnage for the year was 1.12 million tonnes at 3.30 g/t compared with 1.00 million tonnes at 3.89 g/t in 2000. Plant recovery in 2001 was 86.4% compared with 89.8% the previous year. Processing operations were affected by a series of mechanical problems on the SAG mills in the first half of the year, whilst problems with the primary crushers and leach tank agitator gearboxes impacted on production in the second half of the year. Persistent interruptions to the processing plant combined with reduced leach tank capacity made it difficult to maintain steady state operating conditions and gold recovery was adversely affected. The lower plant recovery and feed grade accounted for the decrease in gold production relative to 2000.

The uncertain economic and political situation in Zimbabwe during 2001 continued to pose a series of difficult problems for the management team. The lack of foreign exchange and the fixed exchange rate coupled with high inflation put severe pressure on the supply function and operating costs.

3.7 Geita (50% J.V.) - Tanzania

Geita mine produced 545,562 ounces in its first full year of production of which 50% is attributable to Ashanti.

A total of 4.52 million tonnes of ore grading 3.80 g/t were mined at a strip ratio of 6.0:1. This compares to 1.24 million tonnes at 3.00 g/t at a strip ratio of 9.6:1 in the previous year. In 2001 4.58 million tonnes was processed at a grade of 3.91 g/t and a metallurgical recovery of 93.1% compared with 2.08 million tonnes at 2.94 g/t and a recovery of 92.0% in 2000.

In the last quarter of 2001, the haul road between the Kukuluma deposit and the processing plant was completed and a haulage contract was signed to commence production from that deposit in the first quarter of 2002.

Exploration

Ashanti's exploration effort continued to focus on and around its existing mining operations.

East Africa

Tanzania - At Geita, exploration during the year focused on the identification and evaluation of several prospects within Geita Gold Mines' extensive mining and prospecting licences. An indicated resource of 4.5 million tonnes grading 2.2g/t, equivalent to 313,000 ounces of contained gold was delineated at Chipaka, situated 6 kilometres northwest of the plant. Significant mineralisation (including 39 metres grading 9.4 grammes per tonne from 90 metres) was intersected down plunge from the Geita Hill open pit and will require follow-up. Encouraging results were also received from the Prospect 30, Samena and Nyamatigata prospects.

Infill drilling of the Nyankanga underground resource commenced at year end as part of the full feasibility study while pit optimisations will also be undertaken on the Roberts and Chipaka resources to delineate open pit reserves.

Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields during the year.

West Africa

Guinea - Exploration around the Siguiri mine site was mainly targeted at locating and defining oxide mineralisation. Saprolite reserves were outlined at Sintroko, 4 kilometres south of the Kosise pit. Definition drilling of both laterite and saprolite was also completed at the newly identified and nearby Sokunu deposit and in an area immediately south of the current Kosise pit limits.

Cote d'Ivoire - RAB and aircore drilling showed that the 20 kilometre long M'Basso / Bebou and the 7 kilometre striking Abrabine gold-in-soil anomalies, in the Allangaou permit of south-eastern Cote d'Ivoire, were related to minor bedrock mineralisation. Exploration has re-focussed on a package of permits subject to an agreement signed with Rio Tinto in October 2001.

Mali – Follow up geochemical sampling and RAB drilling were undertaken on a number of prospects in southeastern Mali. Additional targets have been identified and are currently being evaluated.

Ghana – Exploration and assessment continued on a number of prospects on and in the vicinity of the Bibiani, Iduapriem and Obuasi operations.

Southern Africa

Zimbabwe - At the RAN project near Freda Rebecca, an initial resource of 2.8 million tonnes grading 2.6g/t gold and 0.42% copper was outlined, a portion of which should be amenable to open pit mining. A feasibility study is currently being undertaken. In addition a small open pit oxide reserve was delineated at the Phoenix Prince prospect.

Central Africa

D.R.Congo – During the year, Ashanti increased its Kimin concession by 6,000 square kilometres to cover most of the historically productive Kilo greenstone belt. Exploration is still to commence pending future political developments.

END

Enquiries:

Ashanti Goldfields Company Limited

T S Schultz – Chief Operating Officer	Tel:+44 7798503049
J.K Anaman – Managing Director, Public Affairs	Tel: +233 21 778178

UK Contact

Corinne Gaisie – Ashanti, UK Representative	Tel: +44 207 2569938

North American Contact

Allan Jordan (Golin/Harris)	Tel:+1 212 697 9191

A copy of this release is available at http://www.ashantigold.com/release.htm

Appendix

Gold Production Summary 2001

	4th Quarter Oct – Dec 2001	4th Quarter Oct – Dec 2000	12 months to 31 Dec 2001	12 months to 31 Dec 2000
OBUASI				
Underground Mining				
Ore Production (000 tonnes mined)	619	589	2,507	2,348
Ore Grade (g/t)	8.10	7.79	7.90	7.87
Surface Mining				
Ore Production (000 tonnes mined)	-	-	-	891
Ore Grade (g/t)	-	-	-	4.20
Waste Mined (000 tonnes)	-	-	-	8,907
Strip Ratio	-	-	-	10.0
Sulphide Treatment Plant				
Ore Processed (000 tonnes)	610	600	2,394	2,466
Head Grade (g/t)	7.59	7.65	7.53	6.32
Recovery (%)	84.0	84.6	83.5	82.1
Gold Produced (ounces)	124,464	124,842	482,982	412,824
Pompora Treatment Plant				
Ore Processed (000 tonnes)	-	-	-	787
Head Grade (g/t)	-	-	-	8.01
Recovery (%)	-	-	-	82.4
Gold Produced (ounces)	312	438	2,470	167,725
Oxide Treatment Plant				
Ore Processed (000 tonnes)	-	-	-	245
Head Grade (g/t)	-	-	-	2.85
Recovery (%)	-	-	-	74.2
Gold Produced (ounces)	-	-	-	16,683
Tailings Treatment Plant				
Ore Processed (000 tonnes)	430	465	1,666	1,831
Head Grade (g/t)	2.32	2.44	2.46	2.39
Recovery (%)	30.2	32.5	32.7	31.1
Gold Produced (ounces)	9,647	11,859	42,999	43,756
Obuasi Total Processed				
Ore Processed (000 tonnes)	1,040	1,065	4,060	5,329
Head Grade (g/t)	5.41	5.37	5.45	5.06
Recovery (%)	74.3	74.7	74.3	73.9
Total Gold Produced (ounces)	134,423	137,139	528,541	640,988
Distribution of Obuasi Production (ounces)				
Obuasi Underground (ounces)	124,776	124,572	485,452	493,926
Obuasi Surface (ounces)	-	708	-	103,306
Obuasi Tailings (ounces)	9,647	11,859	42,999	43,756
Obuasi Total (ounces)	134,423	137,139	528,541	640,988
AYANFURI				
Mining				
Ore Production (000 tonnes)	-	232	332	884
Ore Grade (g/t)	-	1.36	1.50	1.50
Waste Mined (000 tonnes)	-	657	1,059	2,988
Strip Ratio	-	2.8	3.2	3.4
Heap Leach				
Ore Stacked (000 tonnes)	-	204	329	1,121
Head Grade (g/t)	-	0.99	1.20	1.21
Recovery (%)	-	98.5	90.8	83.3
Gold Produced	-	6,417	11,517	36,316
IDUAPRIEM				
Mining				
Ore Production (000 tonnes)	1,411	763	4,852	4,824
Ore Grade (g/t)	1.49	1.78	1.58	1.25
Waste Mined (000 tonnes)	3,712	3,542	13,839	14,954
Strip Ratio	2.6	3.4	2.9	3.1
CIL Plant				
Ore Processed (000 tonnes)	686	694	2,731	2,691
Head Grade (g/t)	2.03	1.79	1.92	1.58
Recovery (%)	95.0	93.4	94.6	93.4
Gold Produced (ounces)	41,360	35,955	158,103	128,374

Gold Production Summary 2001 (continued)

	4th Quarter Oct – Dec 2001	4th Quarter Oct – Dec 2000	12 months to 31 Dec 2001	12 months to 31 Dec 2000
Heap Leach				
Ore Stacked (000 tonnes)	638	427	2,633	2,264
Head Grade (g/t)	0.87	0.84	0.91	0.78
Recovery (%)	77.0	58.2	61.7	67.5
Gold Produced	14,722	6,707	47,027	38,518
Iduapriem Total (ounces)	55,444	42,662	205,130	166,892
Teberebie				
Gold Produced	-	4,031	-	26,976
BIBIANI				
Mining				
Ore Production (000 tonnes)	811	666	2,560	2,368
Ore Grade (g/t)	3.24	3.64	3.58	3.38
Strip Waste Mined (000 tonnes)	3,017	3,645	13,981	15,223
Ratio	3.7	5.5	5.5	6.4
CIL Plant				
Ore Processed (000 tonnes)	688	710	2,769	2,761
Head Grade (g/t)	3.89	3.34	3.46	3.70
Recovery (%)	81.4	85.0	83.7	86.7
Gold Produced (ounces)	66,697	66,125	253,052	273,711
SIGUIRI				
Mining				
Ore Production (000 tonnes)	2,006	3,021	8,517	10,804
Ore Grade (g/t)	1.39	1.25	1.34	1.33
Waste Mined (000 tonnes)	1,737	1,829	5,268	5,333
Strip Ratio	0.9	0.6	0.6	0.5
Heap Leach				
Ore Stacked (000 tonnes)	2,170	2,361	9,064	8,878
Head Grade (g/t)	1.36	1.31	1.33	1.34
Recovery (%)	65.9	64.1	73.1	79.3
Gold Produced	62,551	63,644	283,199	303,381
Freda – Rebecca				
Underground Mining				
Ore Production (000 tonnes)	243	317	1,156	1,042
Ore Grade (g/t)	3.68	3.82	3.56	3.69
Surface Mining				
Ore Production (000 tonnes)	51	-	56	-
Ore Grade (g/t)	2.13	-	2.10	-
Processing				
Ore Processed (000 tonnes)	277	266	1,121	1,003
Head Grade (g/t)	2.89	4.49	3.30	3.89
Recovery (%)	81.6	89.8	86.4	89.8
Gold Produced (ounces)	21,060	32,923	102,654	112,164
Geita JV (Ashanti 50%)				
Mining				
Ore Production (000 tonnes)	1,399	733	4,522	1,240
Ore Grade (g/t)	3.74	3.04	3.80	3.00
Waste Mined (000 tonnes)	7,194	5,184	27,215	11,852
Strip Ratio	5.1	7.1	6.0	9.6
CIL Plant				
Ore Processed (000 tonnes)	1,193	1,084	4,582	2,075
Head Grade (g/t)	3.89	2.68	3.91	2.94
Recovery (%)	93.0	91.8	93.0	92.0
Gold Produced (ounces)	138,085	85,339	545,562	176,836
Ashanti's share (ounces)	69,043	85,339	272,781	176,836
GROUP SUMMARY				
Managed Gold Production (ounces)	340,174	438,280	1,384,003	1,737,264
Geita JV 50% (ounces)	69,043	-	272,781	-
Sub-total (ounces)	409,217	-	1,656,784	-
Less minority interests (ounces)	17,699	32,407	73,249	81,584
Group Attributable Total (ounces)	391,518	405,874	1,583,535	1,655,680

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*